 Table of Contents

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended January 31,					Pro Forma
	2002	2003	2004	2005	2006	2006
Earnings:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(492)	$(1,433)	$162	$11,960	$15,926	$2,524
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1,124)	(144)	—	—	—	—
Total earnings, before fixed charge addition	(1,616)	(1,577)	162	11,960	15,926	2,524
Fixed Charges:
Interest expensed and capitalized	19,146	15,226	14,551	13,882	16,838	24,714
Amortized premiums, discounts and capitalized expenses related to indebtedness	367	387	276	138	10	—
Estimate of the interest within rental expense (1/3 of rent expense)	438	513	535	518	550	550
Preference security requirements of consolidated subsidiaries	—	—	—	—	—	—
Total fixed charges	19,951	16,126	15,362	14,538	17,398	25,264
Ratio of earnings to fixed charges	0.92	0.90	1.01	1.82	1.92	1.10